ENCORE ENERGY PARTNERS LP
777 Main Street, Suite 1400
Fort Worth, Texas 76102
November 21, 2008
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3
(Registration Statement No. 333-153768; -01 through -03)
Ladies and Gentlemen:
          Encore Energy Partners LP, a Delaware limited partnership (the “Company”), hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-153768; -01 through -03) be accelerated so that the Registration Statement will become effective on November 25, 2008, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.
          In connection with making this request, the Company acknowledges that:
     (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENCORE ENERGY PARTNERS LP

By:	Encore Energy Partners GP LLC,
its general partner

	By:	/s/ Andrea Hunter

Andrea Hunter
Vice President, Controller and Principal
Accounting Officer